Holdings & Sectors

Holdings

Top 15 Holdings as of December 31, 2017	
MasterCard, Inc.	6.96%
Apple Inc.	5.66%
Citigroup, Inc.	4.67%
Baidu, Inc.	3.92%
BNP Paribas SA	3.90%
Bank of America Corp.	3.70%
Diageo PLC	3.66%
Alphabet, Inc. Class A	3.08%
Alphabet, Inc. Class C	3.07%
LVMH Moet Hennessy Louis Vuitton	2.95%
T. Rowe Price Associates Inc.	2.85%
American International Group, Inc.	2.74%
Novo-Nordisk AS ADR	2.69%
Estee Lauder	2.66%
Inpex Corporation	2.61%

Sectors

Ticker Symbol: MUNDX

DATE: 1/4/2018
NAV: 17.97
DAY CHANGE: 0.08

2017 Dividend & Capital Gains as of 12/22/2017

Dividend: $0.03297
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Quarterly Commentary 4Q17
Mundoval Factsheet 4Q17


Information Technology 22.69%
Financials 19.97%
Consumer Discretionary 17.79%
Consumer Staples 14.79%
Healthcare 10.14%
Energy 4.53%
Industrials 2.70%
Telecommunications 0.00%
Utilities 0.00%
Materials 0.00%
Cash 7.39%

Fund Sectors as of December 31, 2017	
Information Technology	22.69%
Financials	19.97%
Consumer Discretionary	17.79%
Consumer Staples	14.79%
Healthcare	10.14%
Energy	4.53%
Industrials	2.70%
Telecommunications	0.00%
Utilities	0.00%
Materials	0.00%
Cash	7.39%

Geographic Diversification

As of December 31, 2017


7.39%
55.25%
37.36%
Domestic
International
Net Cash 1

**Net Cash represents cash equivalents and other assets less liabilities.*

Mundoval Fund Newsletter ☐

Advisor Commentary ☐

Whitepapers ☐

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PROSPECTUS

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837



Performance & NAV

Average Annual Total Returns[2]

As of December 31, 2017


Mundoval Fund
MSCI World Index
3.59%
5.51%
18.86%
22.40%
6.22%
9.26%
8.55%
11.63%
4.69%
5.03%
6.84%
7.55%
QTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
*Since
Inception

Hypothetical Growth of $10,000 since inception[2]


$24,152
$25,000
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $24,152.24 on 12/31/17. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Ticker Symbol: MUNDX

DATE: 1/4/2018
NAV: 17.97
DAY CHANGE: 0.08

2017 Dividend & Capital Gains as of 12/22/2017

Dividend: $0.03297
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

LATEST NEWS

Quarterly Commentary 4Q17
Mundoval Factsheet 4Q17

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Mundoval Fund Newsletter ☐
Advisor Commentary ☐
Whitepapers ☐

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

Subscribe


PROSPECTUS

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837

